SE 20007821 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40034

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Slusser Associates Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Park Avenue, Suite 7063
(No. and Street)

New York (City) NY (State) 10177 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Peter Slusser 1-212-355-5233
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Buchbinder Tunick & Company LLP
(Name – *if individual, state last, first, middle name*)

150 Clove Road, 5th Floor (Address) Little Falls (City) NJ (State) 07424 (Zip Code)

SEC Mail Processing
FEB 2 8 2020
Washington, DC

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter Slusser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Slusser Associates Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TANYA PRESS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01PR6348692
Qualified in Nassau County
My Commission Expires 10-03-2020

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUCHBINDER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Slusser Associates, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Slusser Associates, Inc. as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Slusser Associates, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Slusser Associates, Inc.'s management. Our responsibility is to express an opinion on Slusser Associates, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Slusser Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Buchbinder Tunick & Company LLP

Buchbinder Tunick & Company LLP
We have served as Slusser Associates, Inc.'s auditor since 2018.

Little Falls, New Jersey
February 18, 2020

150 Clove Road
5th Floor
Little Falls, New Jersey 07424
973.812.0100

6720-A Rockledge Drive
Suite 510
Bethesda, Maryland 20817
240.200.1400

One Pennsylvania Plaza
Suite 3500
New York, New York 10119
212.695.5003

Buchbinder Tunick & Company LLP
Certified Public Accountants
buchbinder.com
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Slusser Associates Inc.
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	85,517
Money market fund investment, at fair market value		865,107
Marketable equity securities, at fair market value		985,544
Investment in and advances to Water Company Investors, L.P. (Notes 2 and 4)		434,754
Investment in Magellan Industrial Fund (Note 3)		70,709
Prepaid expenses		15,183
Computers, net of accumulated depreciation of $33,116		-
Deposits		13,031
	$	2,469,845

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses and other liabilities	$	11,392
Income taxes payable		280
Total liabilities		11,672
Stockholder's equity:		
Common stock, $1 par value- shares authorized 1,000; shares issued and outstanding 100		100
Additional paid-in capital		4,552,642
Accumulated deficit		(2,094,569)
Total stockholder's equity		2,458,173
	$	2,469,845

See accompanying notes to statement of financial condition.

Note 1- Accounting Policies and Other Matters

Organization and Business Activity

Slusser Associates Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and regulated by the Financial Industry Regulatory Authority ("FINRA"). The Company engages in investment banking activities.

Basis of Accounting

The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, whereby revenues, if any, from origination, distribution and advisory activities are recognized when earned and expenses are recognized when incurred.

The Company accounts for revenue earned from contracts with clients for services such as investment banking under ASC Topic No. 606, "Revenue from Contracts with Customers" ("ASC 606").

Investment advisory fees. The Company provides investment advisory services on a regular basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Certain fee arrangements are based on a percentage applied to the customer's assets. See Note 2.

Investment banking fees. The Company earns revenues from fees arising from advisory service arrangements. The related revenues are generally recognized when the services related to the underlying transaction are completed under the terms of the assignment which is typically the closing of the advisory related transaction. During the year ended December 31, 2019, there were no Investment banking fees.

M&A advisory fees. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. During the year ended December 31, 2019, there were no M&A advisory fees.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The ASU amends the existing standards for lease accounting by requiring that lease assets and liabilities arising from operating leases be recognized on the statement of financial condition. In July 2018, the FASB issued ASU 2018-10 and ASU 2018-11, Codification Improvements to Topic 842, Leases, amending various aspects of Topic 842. Topic 842 would not significantly change the recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee from current U.S. GAAP. For leases with a term of 12 months or less, a lessee would be permitted to make an accounting policy election, by class of underlying asset, not to recognize lease assets and liabilities. Topic 842 became effective for the Company in 2019. Adoption of Topic 842 did not have a material impact on the Company's statement of financial condition. The Company leases its corporate office under a 12 month operating lease, and made the accounting policy election, which did not result in the recognition of lease assets and lease liabilities on the statement of financial condition under Topic 842. The Company recognizes these lease payments as an expense on a straight-line basis.

Cash

The Company maintains the majority of its cash in one money center bank. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. Such cash balances at times may exceed Federally-insured limits. The Company has not experienced any losses in such accounts.

Marketable Equity Securities

Marketable securities are valued at market value. The resulting difference between cost and market value is included in the Statement of Operations.

Investment in Water Company Investors, L.P.

The Company's investment in Water Company Investors, L.P. ("LP") is valued at its share of the net asset values reported by LP.

Computers

Computers are stated at cost. Depreciation is provided for by the straight-line method for financial statement purposes based upon the estimated useful lives of the assets. Asset lives for Computers is 5 years for financial statement purposes. As of December 31, 2019, the Computers were fully depreciated.

Income Taxes

The Company, with the consent of its sole stockholder, has elected to have its income taxed as an S corporation under the provisions of the Internal Revenue Code and New York State Law, which provide that in lieu of corporate income taxes, the stockholders are required to report their proportionate share of the Company's taxable income or loss on their personal income tax returns. Therefore, Federal and New York State income taxes are not provided for in these financial statements. The financial statements include a provision for New York City General Corporation Tax, as New York City does not recognize S corporation status.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic No. 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. As of December 31, 2019, no reserves for uncertain tax positions were required to have been recorded for uncertainty in income taxes for any of the Company's open tax years.

With few exceptions, the statute of limitations for the examination of the Company's tax returns is generally three years from the filing date of the tax return including extensions. The tax years open for assessments are the years ending on or after December 31, 2016.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

Advertising related costs are expensed as incurred. For the year ended December 31, 2019, there were no advertising related costs.

Note 2- Investment in and Advances to Water Company Investors, L.P.

The Company is the general partner of Water Company Investors, L.P. ("LP"), a limited partnership formed for the purpose of investing in water companies and related businesses. The Company's interest in the change in the net asset value of its investment in LP is reflected in the financial statements as equity in income of Water Company Investors, L.P. The Company is required, under the partnership agreement, to maintain a minimum capital of the lesser of $100,000 or 1% of the aggregate capital of Investors. The Company has indicated to the limited partner Investors that it intends to maintain a capital balance of at least $150,000. Advisory fees included $14,928 of fees earned from investors in LP in 2019.

Note 3- Investment in Magellan Industrial Fund

On October 24, 2014, the Company invested $75,000 in equity securities in the Magellan Industrial Fund, a privately-held company, located in Los Angeles, California, which is controlled by a person who is related to the President of the Company. The Magellan Industrial Fund currently owns and manages eight industrial properties totaling approximately 2 million square feet primarily in the Southern California region. This Company owns less than 1% of the voting securities and does not have the ability to exercise significant influence over operating and financial policies of the entity. This investment is carried at adjusted cost method measurement alternative in accordance with ASU 2016-01. This investment is measured at fair value on a nonrecurring basis when indicators of impairment exist. As of December 31, 2019, the Company is not aware of events which have occurred that would adversely affect the carrying value of this investment.

Note 4- Fair Value Measurements

The fair value hierarchy established under fair value measurement guidance prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to inputs that are unobservable to third parties (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1- Quoted prices in active markets for identical assets and liabilities in active markets.
- Level 2- Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3- Inputs to the valuation methodology are unobservable to third parties and are significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2019:

Money Market Fund Investment: At December 31, 2019, the Company held an investment in the money market fund of a major financial company. The money market shares of this financial company are traded in an active market and, accordingly, are classified within Level 1 of the valuation hierarchy.

Marketable Equity Securities: Marketable equity securities, held by the Company at December 31, 2019, consist of securities that are traded in an active market and accordingly are classified within Level 1 of the valuation hierarchy.

Water Company Investors, L.P.: The partnership interests of each of the partners of Water Company Investors, L.P. are held in separate investment accounts with a securities broker. The assets held in the Company's investment account, at December 31, 2019, consisted of marketable securities traded in an active market, cash and cash equivalents. Accordingly, the Company's partnership interest in Water Company Investors, L.P. is classified within Level 2 of the valuation hierarchy.

The following sets forth by level, within the fair value hierarchy, the Company's investments at fair value as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Money Market Fund Investment	$ 865,107	$ -	$ -	$ 865,107
Marketable Equity Securities	985,544	-	-	985,544
Investment in Water Company Investors, L.P.	-	434,754	-	434,754
	$ 1,850,651	$ 434,754	$ -	$ 2,285,405

Note 5– Additional Paid-in Capital

The Company's stockholder contributed $192,000 in 2019.

Note 6- Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined. The provisions also require that the ratio of aggregate indebtedness, as defined, to net capital should not exceed a ratio of 15 to 1. At December 31, 2019, the Company had net capital of $1,706,150 and a ratio of aggregate indebtedness to net capital of 0.0068 to 1. The Company's minimum net capital requirement was $5,000.

Note 7- Lease

The Company leases office facilities under an operating lease agreement, with minimum monthly lease payments of $3,000, which expires on December 31, 2020. Rent expense, inclusive of utility and real estate tax charges, was approximately $92,000 in 2019.

Future minimum payments under the lease are as follows:

2020	$ 36,000

Note 8- Income Taxes

At December 31, 2019, the Company has net operating loss carryforwards totaling approximately $3,980,000 to offset future New York City taxable income. These carryforwards will expire through 2039. Due to uncertainties related to the extent and timing of future income, a valuation allowance has been recorded to offset the potential benefits from using the operating losses to offset future taxable income.

Note 9- Concentration of Risk

The Company maintains its cash at two major financial center institutions. At times, the amount deposited with these institutions may exceed FDIC insurance limits.

The Company received advisory fees from one company totaling 100% of total advisory fee revenues in 2019.

Note 10- Subsequent Events

The Company has evaluated subsequent events from January 1, 2020 through February 18, 2020, the date the financial statements were available to be issued, and has determined that there are no events to disclose and has determined there are no events to disclose except for the following:

On January 7, 2020, the Company filed form BDW, the Uniform Request for Broker-Dealer Withdrawal, with FINRA requesting its termination of registration with FINRA, all other self-regulatory organizations ("SROs"), the U.S. Securities and Exchange Commission ("SEC") and all jurisdictions. FINRA has 60 days to review and approve the termination of registration from the date the BDW was filed and the SEC will also review and approve the termination once FINRA has finalized its approval. The Company is required to file a final Focus Report (Part IIA) with FINRA two days after the SEC has approved the termination of registration.